UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 25

NOTIFICATION OF REMOVAL FROM LISTING AND/OR

REGISTRATION UNDER SECTION 12(b) OF THE

SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 1-10499

NorthWestern Corporation / The NASDAQ Stock Market LLC

(Exact name of Issuer as specified in its charter,

and name of Exchange where security is listed and/or registered)

3010 W. 69th Street, Sioux Falls, South Dakota 57108 (605) 978-2900

(Address, including zip code, and telephone number,

including area code, of Issuer’s principal executive offices)

Common Stock, par value $.01 per share

(Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

☐ 17 CFR 240.12d2-2(a)(1)

☐ 17 CFR 240.12d2-2(a)(2)

☐ 17 CFR 240.12d2-2(a)(3)

☐ 17 CFR 240.12d2-2(a)(4)

☐ Pursuant to 17CFR240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.

☒ Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, NorthWestern Corporation (Name of Issuer or Exchange) certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 as accommodated by The NASDAQ Stock Market LLC and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

April 30, 2008	By		Vice President, General Counsel and Corporate Secretary

Thomas J. Knapp
Date		Name	Title

This voluntary delisting is a result of NorthWestern Corporation’s pending move to the New York Stock Exchange (“NYSE”). NorthWestern Corporation’s first day of trading on NYSE will be May 1, 2008.